Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sigma Lithium Corporation

We consent to the incorporation by reference of our reports dated April 30, 2024, with respect to the consolidated financial statements of Sigma and the effectiveness of internal control over financial reporting which reports appears in the Form 40-F of Sigma Lithium Corporation dated April 30, 2024.

KPMG Auditores Independentes Ltda.

April 30, 2024

São Paulo, Brazil